Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cerner Corporation:

We consent to the use of our report dated February 15, 2012, with respect to the consolidated balance sheets of Cerner Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, our report dated February 15, 2012, on the related financial statement schedule, and our report dated February 15, 2012, with respect to the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in Cerner Corporation’s annual report on Form 10-K, each of which is incorporated by reference in this Form S-8.

/s/ KPMG LLP

Kansas City, Missouri

March 9, 2012